

OMV Investor News

June 29, 2005

Nabucco Gas Pipeline Project: Partners sign Joint Venture Agreement

On June 28, 2005, the five partner companies of the international Nabucco gas pipeline project – Botas, Bulgargaz, Transgaz, MOL and OMV Gas – signed a joint venture agreement for the full term of the project at their General Assembly in Vienna. Otto Musilek, Chairman of the Nabucco Steering Committee, said: "The joint venture agreement is another milestone in establishing the international Nabucco gas pipeline project." The Nabucco project is included in the EU Trans European Network programme (TEN). The European Union has supported the feasibility study of the project.

The joint venture agreement governs co-operation between the individual companies. The agreement incorporates adoption of the new name of the Nabucco consortium, Nabucco Gas Pipeline International Ltd, which replaced Nabucco Company Pipeline Study GmbH after completion of the feasibility study. Nabucco Company Pipeline Study GmbH was founded in June 2004.

Under its new name, the company has broadened its tasks and objectives, which now include all the activities of a Transmission System Operator (TSO). Nabucco Gas Pipeline International Ltd. is now responsible for drawing up the financing concept of the whole project, co-ordinating the next project phases and establishing the national Nabucco companies in the individual partner countries Turkey, Bulgaria, Romania, Hungary and Austria.

Background information:

OMV – successful in the natural gas business

With its wholly owned subsidiary OMV Gas GmbH, OMV Aktiengesellschaft has an approximately 2,000 km long gas pipeline network in Austria, as well as three gas storage facilities. Through transmission pipelines, gas is supplied not only to Austria, but also to Germany, Italy, France, Slovenia, Croatia and Hungary. As an important part of the European natural gas grid, OMV's pipeline network also integrates the gas supply systems of these countries.

Growth strategy

OMV has set a growth target of becoming one of the most influential gas suppliers in Central and Eastern Europe by 2008. Its strategy is based on three core elements: trading and marketing by EconGas, the joint venture founded at the end of 2002, in which OMV Gas holds a 50% stake; transmission and storage and gas production. OMV's extensive experience in Austria, the most liberalised gas market in continental Europe, is a competitive advantage in Central and Eastern Europe, where liberalisation is high on the agenda.



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OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 6,475 employees in 2004, as well as market capitalization of approx. EUR 10 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 bcm of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,375 gas stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a presently workforce of 50,737 and has been consolidated in the 2004 balance sheet, in the first quarter of 2005 Petrom has already contributed positive to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005



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OMV Investor News

June 29, 2005
7.00am (UK time) – 8.00am (CET)

Fidelity holds 5.06% in OMV shares

OMV Aktiengesellschaft has received an announcement in accordance with paragraph 91 of the Austrian Stock Exchange Act concerning a change in the number of OMV shares owned by Fidelity.

Fidelity International Limited, Hamilton, Bermuda, and FMR Corp., Boston, USA, have announced, that they now hold approximately 5.06% of the total voting shares of the common stock (1,517,417 shares) in OMV. With respect to voting rights funds managed by Fidelity's are counted together as they represent a voting pool.

Today, OMV has published an announcement in official gazette Wiener Zeitung according to paragraph 93 of the Austrian Stock Exchange Act and has informed the Vienna Stock Exchange as well as the Austrian financial supervisory authority Finanzmarktaufsicht.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting
Kirsten Hendrie, London, IR — Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005


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OMV Aktiengesellschaft

OMV Investor News

OMV and IPIC acquire 100% of Borealis, Europe's second largest manufacturer of plastics

June 30, 2005
7.30am (UK time) – 8:30am (CET)

- OMV's stake increases from 25% to 35%, IPIC's stake from 25% to 65%
- Strengthening of OMV's value chain, from crude oil distillation to the production of plastics
- Upgrading of strong position in petrochemicals in Europe and the Middle East in view of future markets in China
- Deepening of the partnership with the key shareholder IPIC

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, has acquired the 10% stake in Borealis held by the Norwegian oil and gas company Statoil. Borealis is a leading global producer of plastics. In 2004 the company achieved sales of EUR 4.6 bn, with about 4,500 employees; in Austria its sales were approximately EUR 1 bn. OMV now has a 35% stake in Borealis. At the same time, the International Petroleum Investment Company (IPIC) from Abu Dhabi, one of the key shareholders of OMV, increased its stake in Borealis from 25% to 65%. In the future, IPIC and OMV will together own 100% of the plastics producer. The contracts were signed on June 30, 2005. OMV Deputy CEO Gerhard Roiss will take over as Chairman of the Supervisory Board of Borealis from Statoil for the current period. The purchase price for Statoil's 50% stake was EUR 920 mn, of which OMV pays EUR 184 mn for its 10% stake. Borealis will make a dividend payment of EUR 80 mn to Statoil for 2005. The transaction is subject to the approval of competition authorities. The closing is expected to take place during the fourth quarter 2005.

Gerhard Roiss, OMV's Deputy CEO, commented: "Borealis' business is important to OMV's value chain, from the distillation of crude oil in our refineries, to the production of petrochemicals and the manufacture of plastics. Increasing our stake in Borealis will enable us to take advantage of these integrated growth possibilities on a more effective and sustained basis."

OMV's partnership with its key shareholder IPIC, strengthens its synergies with Borealis thanks to the plastics manufactuerers well-positioned production site in the United Arab Emirates. This natural resources rich region of the Middle East is of strategic value, due to its proximity to the growth market of China, the world's largest plastics importer.


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The importance of Austria will increase for Borealis. This will be based on Borealis' existing research centre at Linz, and plans to expand Schwechat's production facilities, to make it one of the leading production sites for plastics in Europe. The expansion is expected to be completed in 2005. Medium term, OMV and IPIC have agreed to review the prospect of floating a significant stake in Borealis.

Borealis: Major purchaser from the OMV refineries in Schwechat and Burghausen
Borealis processes around 85% of the petrochemical products produced by OMV. This makes Borealis the largest customer of OMV's refineries in Schwechat and Burghausen (Germany). In 2004 the sales of petrochemical products from these two sites was EUR 570 mn. Petrochemical products produced by OMV at the Schwechat and Burghausen refineries are transported via ethylene/propylene pipelines to the nearby polyolefin facilities of Borealis. In 2004 OMV sold around 1.1 mn t of ethylene and propylene at the Schwechat and Burghausen sites, including around 650,000 t in Schwechat. OMV supplies Borealis with 30% of its petrochemical products, and is the plastic manufacturer's biggest supplier of monomers.

Borealis' long-term feedstock agreements with the Scandinavian plants of Statoil remain in place.

Schwechat to become one of Europe's leading production sites of plastics
OMV's growth program at the Schwechat refinery is strengthening the OMV and Borealis value chain. This year the Schwechat refinery is expanding its ethylene and propylene production from 650,000 to 900,000 t per year. Borealis is likewise increasing its processing capacity in Schwechat to around 1 mn t per year. The new facilities are expected to begin operation during the third quarter of 2005. A total of about EUR 400 mn is being invested 50-50 by OMV and Borealis in this upgrading of Schwechat into one of the leading production sites for plastics in Europe. This will result in a long-term strengthening of Borealis' number 2 position in Europe and of OMV's petrochemicals business.

Gerhard Roiss added: "This expansion of capacity, which is the biggest single investment at this site, puts OMV and Borealis in a leading position to supply Central Europe with high quality plastic products." The use of its own Borstar and international state-of-the-art technologies enhances Borealis' competitive advantage.

Outstanding position in natural resources rich Middle East – proximity to the growth market China
Borealis has an outstanding competitive position in the Middle East – its Borouge plastics production site in Abu Dhabi. Thanks to the competitive costs of raw materials, a significant portion of the plastics industry's future international investments in new polyethylene facilities will be made in this region. Borealis quickly recognized this trend and is a step ahead of its competitors.

The Abu Dhabi site is of great importance especially with respect to the growth market in China. With Borouge, Borealis is optimally positioned to meet the rising demand for plastic products in Asia. The increase in its stake in Borealis will enable OMV to profit more significantly from the location and resulting cost advantages in the Middle East. "The synergies with our partners in Abu Dhabi will add great value to our joint venture," explained Gerhard Roiss.

Borouge, a joint venture of Abu Dhabi National Oil Company (ADNOC) and Borealis, annually produces around 600,000 t of ethylene and 600,000 t of polyethylene. It serves as the exclusive sales channel for Borealis' products in the Middle East and the Asia-Pacific region, a growth area for plastic products.

Background information:

Monomers and plastics
The most important applications for polyethylene, which is made from ethylene, are films for the packaging industry, and for storage and transport containers. Polypropylene, which is based on propylene, is used to manufacture packaging and textiles. An additional application area is the automotive industry, where polypropylene is used, among other things, in the manufacture of bumpers and dashboards.

Synergies through greater integration of OMV and Borealis
In the course of transferring OMV's wholly owned subsidiary PCD Polymere to Borealis in 1998, OMV and IPIC initially had a combined stake of 50% in the plastics manufacturer. OMV took this step as part of a consolidation phase in the international plastics industry.

Borealis' activities in the plastics industry are an integral part of OMV's petrochemicals chain. Along with the increase of the company value of Borealis, assuring the profitability of the OMV crackers in Schwechat and Burghausen is a significant goal of the Group's petrochemical activities. This is good reason to pursue even greater integration of Borealis and OMV in the petrochemicals segment.

Borealis
Borealis is one of the world's leading manufacturers of high quality polyolefins. The company produces more than 3.5 mn t of polyethylene and polypropylene per year. With headquarters in Denmark, it has production sites and compound units in Austria, Belgium, Brazil, Germany, Finland, Italy, Norway, Sweden, the United Arab Emirates and the USA. In addition, it operates Customer Service Centres in Austria, Belgium, Finland, Germany, Italy, Spain and Sweden . In 2004 the company had 4,500 employees, sales revenues of approximately EUR 4,628 mn and a net income of approximately EUR 203 mn.

In 2004 Borealis achieved sales of EUR 1 bn in Austria with approximately 690 employees (500 in Schwechat, 190 in Linz (the company has 120 employees in Burghausen). The research site in Linz, with its 190 employees, is of particular importance. With its pilot facility for the development of technical compounds, Linz is an important site for Borealis for the automotive industry. In addition, product and market development, as well as marketing and sales in the engineering applications segments (applications for automobiles and household appliances), is located in Linz. In applications for automobiles and household appliances (bumpers, dashboards, housings for coffeemakers and vacuum cleaners, etc.) Borealis sets international standards regarding technological expertise with products developed in Linz.

OMV and IPIC: A strong strategic alliance
The International Petroleum Investment Company (IPIC), an internationally active, strategic investment company from Abu Dhabi, holds a 17.6% stake in OMV Aktiengesellschaft. This makes IPIC the second largest shareholder of OMV after Österreichische Industrieholding AG (ÖIAG). With IPIC as a strong strategic partner, OMV has good contacts in the United Arab Emirates, one of the most prosperous and stable countries of the oil and gas rich Persian Gulf region.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005



OMV Aktiengesellschaft

OMV Investor News

July 1, 2005
7.00am (UK time) – 8.00am (CET)

OMV Stock Split scheduled for July 11, 2005

- **Stock split at the ratio of 1:10**
- **After stock split on July 11, 2005 the OMV share will be noted at a tenth part of the current listing price**
- **Conversion price of the convertible bond 2004-2008 will be adjusted to EUR 30.66 per share**

The successful implementation of OMV Group's growth strategy was seen as a positive development by the capital market. As a result the OMV share price has increased by 58% since the beginning of 2005 and therefore to improve the marketability of OMV's shares and to increase liquidity, at OMV's ordinary General Meeting of May 18, 2005 it was decided on a stock split of 10 to 1. The conversion on the Vienna Stock Exchange will take effect on July 11, 2005. Consequently, OMV's share price will be one tenth of the present share price as of the conversion date (e.g. instead of the current EUR 350 it will be EUR 35 after the split). This stock split is free of charge for shareholders, and will take place automatically for those shareholders who keep their shares in a securities account.

To facilitate the execution of the stock split, the share capital will be increased by EUR 81,900,000 from the current amount of EUR 218,100,000 to EUR 300,000,000 by using corporate funds and without issuing new shares. The 10 to 1 stock split will change the share capital structure from 30,000,000 no par value shares into 300,000,000 no par value shares issued to bearers. Thus, the nominal value per share will be EUR 1. The corresponding changes to the Articles of Association were recorded in the Commercial Register of the Commercial Court in Vienna on June 29, 2005.

After the stock split, each shareholder owning one no par value share will own ten no par value shares. Shareholders holding their shares in a securities account at a bank do not need to take any further steps to receive a certificate for the shares and will not incur any charges for the stock split.

Shareholders holding physical securities will receive nine additional no par value shares for each no par value share held, and are requested to surrender coupon no. 32 from July 11, 2005 onwards at the counter of the Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, 1030 Vienna during normal business hours. The issue is exempt from any charges. The additional shares are certified by a global certificate - no share printout will be provided. Physical


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securities required for delivery to shareholders will be made available, as far as possible, from the existing inventory of share certificates.

As a result of the capital increase and the 10 to 1 stock split, the conversion price of the 1.5% 2004-2008 convertible bond will be adjusted. This bond entitles the holder to a conversion into ordinary no par value shares of OMV Aktiengesellschaft. The conversion price of the bond will be adjusted from EUR 306.60 per share at present, to EUR 30.66 from then onwards. This adjustment will take effect as of June 29, 2005, the date of entry into the Commercial Register. A list of the stipulations for the 2004-2008 convertible bond – modified due to this adjustment – is available free of charge at the Head Office of OMV Aktiengesellschaft, Otto-Wagner Platz 5, 1090 Vienna, as well as at the counter of the Erste Bank der oesterreichischen Sparkassen AG, Börsegasse 14, 1010 Vienna.

	Number of shares	Share capital in EUR
Before stock split	30,000,000	218,100,000
Share capital increase by using corporate funds	–	81,900,000
Before stock split after share capital adjustment	30,000,000	300,000,000
After stock split 1:10	300,000,000	300,000,000

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 10 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005



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